UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS®

Dear fellow Longleaf shareholders:

As your enclosed account balance indicates, Longleaf’s 2008 absolute returns were the worst in our history. Although we recognized at the end of 2007 that credit was tightening and the burst of the housing bubble could have wide-ranging repercussions for consumers and financial institutions, we began adding substantial capital personally to the Funds because most of our holdings were discounted enough for purchase. A year later it is evident that we were early and did not anticipate the severity of the credit dislocation or the depth of the recession that has followed.

The substantial short-term price markdowns in 2008 have been painful for all shareholders and for us as your managers and partners, but the lower prices represent unprecedented opportunity for long-term investors.

•	As prices have decoupled from corporate values, we have upgraded the portfolios, trading discounted companies for better, more competitively advantaged businesses that are equally or more discounted.

•	The prices of our holdings relative to their values (P/V ratios) are below 40% compared to a previous low of 47% and a long-term average of just below 70%. This P/V mathematically implies that if markets become more efficient and price these businesses at our appraisals, the Funds will more than double even if the holdings do not grow their values (and we believe they will.)

•	Portfolio holdings that have suffered the worst price declines without corresponding deterioration to their long-term business fundamentals offer the most compelling opportunity for outperformance as prices recover to more closely reflect corporate values.

•	Although our appraisals incorporate GDP declining in 2009, our companies’ competitive strengths should boost their industry positions during and after the recession.

•	Many of our investees are buying in shares, thereby growing their intrinsic values per share, increasing our ownership percentages, and making our eventual payout greater.

We do not know how long fear and irrational pricing will grip the market, but we do know that this is the most compelling opportunity set we have seen in Southeastern’s 33 years. Furthermore, we believe that the fiscal and monetary stimulus being provided will right the U.S. economic ship by late 2009, and other countries are initiating similar stimulus efforts.
We added significant capital to our Longleaf holdings throughout 2008, especially in the last three months. To date we look wrong, but unless we sell at these depressed prices, our lower account balances represent deferred gains, not permanent losses. You probably are weary of being asked to have patience, and we eagerly anticipate the day when we can write that patience has been

LLP-1208

rewarded. In the mean time, please know that we are grateful for your partnership as well as the additional investments that Southeastern and Longleaf have received in 2008.

For a more detailed discussion of the challenges in 2008 and the recovery prospects within the portfolios and to see a copy of the latest Fortune article naming Longleaf Partners Fund one of their picks for 2009, please visit the Longleaf website (www.longleafpartners.com). We wish all of our Longleaf partners a happy and prosperous 2009.

Sincerely,

O. Mason Hawkins, CFA	G. Staley Cates, CFA
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

FORTUNE
DECEMBER 22, 2008
EXCERPT

INVESTING IN A CRISIS ■ BEST FUNDS

WHEN BAD YEARS HAPPEN TO GOOD FUNDS

Even the best managers lost money in 2008. But we've found five with stellar long-term records who see today's crisis as a golden opportunity.

By Yuval Rosenberg

IF YOU NEEDED further proof of the stock market carnage of 2008 (okay, you probably don't, but still ...), consider this amazing stat: Of the nearly 4,000 stock funds Morningstar tracks, not a single one has posted a positive total return for the year, as of early December. Not one. Yes, that grinding noise you hear is the sound of long-term track records getting chewed up like forks in a disposal. "Good fund manager, bad fund manager, mediocre, anyone you like—they're all down a lot this year," says Russel Kinnel, director of mutual fund research for Morningstar. (Our

EXCERPT

recommendations from last year didn't fare so well either, averaging a 49% decline over the 12 months ended Dec. 1, vs. a 43% loss for the S&P 500.)

But crisis is just another word for opportunity. Turmoil means cheap stocks abound. Yet given the market's volatility and the intensifying recession, finding true opportunities is no mean feat. So we relied on well-established principles as we sought out the funds best positioned to thrive in 2009 and beyond. We looked past this year's woeful numbers and zeroed in on funds with seasoned managers who have trounced their peers and the market over extended periods. Also, we sought funds with fees and expenses a miser could love. Finally, we favored those with cash on hand to exploit today's bargain prices. We found five funds that inspire confidence amid the panic. We can't guarantee they'll blossom immediately in what's sure to be a tumultuous 2009, but if they hold to their historical patterns, we're confident they will bloom again.

LONGLEAF PARTNERS LLPFX

MANAGER: MASON HAWKINS AND STALEY CATES
EXPENSE RATIO: 0.89%
CATEGORY: LARGE BLEND
ONE-YEAR RETURN: –59.6%
RETURN SINCE INCEPTION (1987): 8.5% (annualized)

This year has been a disaster for value managers, as the low-priced stocks they love have only gotten cheaper. The Longleaf Partners fund is a prime example. The portfolio has tumbled a staggering 54%, in part because falling energy prices slammed large holdings such as Chesapeake Energy and Pioneer Natural Resources. Still, the fund has outpaced the S&P by more than two percentage points a year over the past decade.

Managers Mason Hawkins and Staley Cates are sticking with their deep-value style, hunting for industry leaders with clean balance sheets and smart management whose stocks trade at discounts of 40% or more to the team's estimates of their true worth. The fund usually holds around two dozen stocks, with large stakes now in stalwarts such as Disney, eBay, and FedEx.

With bargains plentiful, as Hawkins puts it, "We believe that the risk of trying to sit on the sidelines and time the reentry into these good businesses was problematic." So they're shopping, and in Hawkins's view, "We've put our foundation in place for the next decade." They've upped their stake in Chesapeake Energy, for example, based on their view that natural gas remains effectively cheaper than oil and has environmental and political advantages. Top holding Dell (see "Best Stocks for 2009"), meanwhile, should benefit from aggressive cost cutting and improved margins as well as a stock-buyback plan. If Dell and the fund's other key holdings merely inch up from outrageously cheap to moderately discounted, Longleaf will flower once again.

PRODUCED EXCLUSIVELY BY FORTUNE CUSTOM REPRINTS. ©2008 TIME INC. ALL RIGHTS RESERVED.

The following provided by Longleaf Partners Fund

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five and ten year periods ended December 31, 2008 are as follows: Longleaf Partners Fund, -50.60%, -7.86%, and 1.10%; S&P 500 Index, -37.00%, -2.19% and -1.38%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.